Exhibit 12
PrivateBancorp, Inc.
Computation of Earnings to Fixed Charges
(Dollars in thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2012		2011		2010		2009	2008	2007
Earnings:
Income (loss) before income taxes	$92,652		$70,200		$64		$(50,380)	$(153,993)	$13,969
Fixed charges, excluding interest on deposits	16,977		23,947		32,931		42,112	38,277	26,841
Earnings before fixed charges, excluding interest on deposits	$109,629		$94,147		$32,995		$(8,268)	$(115,716)	$40,810
Interest on deposits	31,737		50,072		74,037		111,616	176,710	154,045
Earnings before fixed charges, including interest on deposits	$141,366		$144,219		$107,032		$103,348	$60,994	$194,855

Fixed Charges:
Interest expense, excluding interest on deposits	$16,977		$23,947		$32,931		$42,112	$38,277	$26,841
Interest factor in rental expense	—		—		—		—	—	—
Total fixed charges, excluding interest on deposits	$16,977		$23,947		$32,931		$42,112	$38,277	$26,841
Interest on deposits	31,737		50,072		74,037		111,616	176,710	154,045
Total fixed charges, including interest on deposits	$48,714		$74,019		$106,968		$153,728	$214,987	$180,886

Fixed Charges and Preferred Stock Dividends:
Interest expense, excluding interest on deposits	$16,977		$23,947		$32,931		$42,112	$38,277	$26,841
Interest factor in rental expense	—		—		—		—	—	—
Preferred stock dividends	10,325		13,690		13,607		12,443	546	107
Total fixed charges and preferred stock dividends, excluding interest on deposits	$27,302		$37,637		$46,538		$54,555	$38,823	$26,948
Interest on deposits	31,737		50,072		74,037		111,616	176,710	154,045
Total fixed charges and preferred stock dividends, including interest on deposits	$59,039		$87,709		$120,575		$166,171	$215,533	$180,993

Ratio of Earnings to Fixed Charges
Excluding interest on deposits	6.46	x	3.93	x	1.00	x	(a)	(a)	1.52	x
Including interest on deposits	2.90	x	1.95	x	1.00	x	(a)	(a)	1.08	x

Ratio of Earnings to Fixed Charges and Preferred Dividends
Excluding interest on deposits	4.02	x	2.50	x	(a)	x	(a)	(a)	1.51	x
Including interest on deposits	2.39	x	1.64	x	(a)	x	(a)	(a)	1.08	x

(a) Ratio is less than one; earnings are inadequate to cover fixed charges. The dollar amount of the coverage deficiency for the affected periods is presented below. The amount is the same whether including or excluding interest on deposits:

Coverage deficiency - earnings to fixed charges					n/a		$(50,380)	$(153,993)
Coverage deficiency - earnings to fixed charges and preferred stock dividends					$(13,543)		$(62,823)	$(154,539)